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                                        Filed pursuant to Rule 424(b)(3) and (c)
                                        promulgated under the Securities Act of
                                        1933, as amended.
                                        File No. 33-61087


                           OXIS INTERNATIONAL, INC.

                               SUPPLEMENT NO. 1
                            DATED JANUARY 15, 1996
                    TO PROSPECTUS DATED SEPTEMBER 13, 1995



SUMMARY

     This is Supplement No.1 (the "Supplement") to the Prospectus dated September 13, 1995 (the "Prospectus") for OXIS International, Inc., a Delaware corporation (the "Company"). This Supplement forms a part of, and must be accompanied or preceded by, the Prospectus. All cross-references used herein are to the Prospectus, and capitalized terms used herein have the same definitions as set forth in the Prospectus.

     The primary purposes of this Supplement are to :

     (a) Update the discussion contained in the Prospectus concerning trials by a major customer of the Company of a drug based upon the Company's product, bovine superoxide dismutase; and

     (b) Update information regarding the status and effect of certain interim financing being undertaken by the Company.

EACH POTENTIAL INVESTOR SHOULD THOROUGHLY REVIEW THE PROSPECTUS AND THIS SUPPLEMENT PRIOR TO SUBSCRIBING FOR INTERESTS IN THE COMPANY.
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DRUG TRIAL OF DISMUTEC

     Sanofi Winthrop, Inc. ("Sanofi"), a major customer of the Company, announced in October 1995 that a second Phase III trial of its drug DISMUTEC(tm) (a chemically-modified form of the Company's bovine superoxide dismutase) for treatment of patients with closed head injury failed to show a statistically significant improvement between the treatment and control groups. As a result, bovine superoxide dismutase sales to Sanofi (35% of the Company's 1994 revenues) are not expected to continue.


PRIVATE PLACEMENT OF COMPANY SECURITIES

     In two closings on December 1, 1995 and December 20, 1995, the Company concluded a round of financing by sales of 8% convertible subordinated debentures due December 31, 1997, with warrants, entirely to overseas investors through a placement agent. The debentures are initially convertible into an aggregate of 1,004,000 shares of Company Common Stock, and the warrants may be initially exercised for an aggregate of twenty percent of such number of shares, i.e., 200,800 shares of Common Stock. The securities sold (including the underlying Common Stock) are not registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be re-offered or re-sold absent registration under the Securities Act or available exemptions from such registration requirements. The offering of debentures and warrants raised an aggregate of $1,255,000 for the Company, prior to commissions and expenses. Following such offering, it is anticipated that further financing will be needed before the end of the first quarter of 1996 to allow the Company to continue its planned research and development programs and marketing of additional products. The unavailability of such financing could cause the Company to cease or curtail its operations, and/or delay or prevent the development and marketing of the Company's potential therapeutic products.

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